

COTERRA

COMMITTED

2022 Annual Report



Committed to **EXCELLENCE.**

Coterra is a company committed to an innovative vision for the future of our industry. We are powered by dedicated and talented employees who propel our company forward by driving sustainable returns for investors through the efficient and responsible development of our diversified assets. We challenge ourselves to meet a standard of excellence in everything we do.

Coterra is committed to investing through commodity cycles. The Company is poised to weather volatility with its market-leading balance sheet and its focus on capital efficiency, bolstered by best-in-class operating practices.

Shareholder returns play a key role in Coterra's financial strategy. Coterra is committed to returning 50% plus of Free Cash Flow to shareholders via dividends and share repurchases.

Non-GAAP Definitions and Reconciliations

Supplemental Non-GAAP Financial Measures (Unaudited)
We report our financial results in accordance with accounting principles generally accepted in the United States (GAAP). However, we believe certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results and results of prior periods. In addition, we believe these measures are used by analysts and others in the valuation, rating and investment recommendations of companies within the oil and natural gas exploration and production industry. See the reconciliations below that compare GAAP financial measures to non-GAAP financial measures for the periods indicated.

Reconciliation of Discretionary Cash Flow and Free Cash Flow
Discretionary Cash Flow is defined as cash flow from operations excluding changes in assets and liabilities. Discretionary Cash Flow is widely accepted as a financial indicator of an oil and gas company's ability to generate available cash to internally fund exploration and development activities, return capital to shareholders through dividends and share repurchases, and service debt and is used by our management for that purpose. Discretionary Cash Flow is presented based on our management's

belief that this non-GAAP measure is useful information to investors when comparing our cash flows with the cash flows of other companies that use the full cost method of accounting for oil and gas producing activities or have different financing and capital structures or tax rates. Discretionary Cash Flow is not a measure of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities or net income, as defined by GAAP, or as a measure of liquidity.

Free Cash Flow is defined as Discretionary Cash Flow less cash paid for capital expenditures. Free Cash Flow is an indicator of a company's ability to generate cash flow after spending the money required to maintain or expand its asset base, and is used by our management for that purpose. Free Cash Flow is presented based on our management's belief that this non-GAAP measure is useful information to investors when comparing our cash flows with the cash flows of other companies. Free Cash Flow is not a measure of financial performance under GAAP and should not be considered as an alternative to cash flow from operations or net income, as defined by GAAP, or as a measure of liquidity.

	Twelve Months Ended December 31,			
$ IN MILLIONS	2022	2021	2020	2019
Cash Provided by Operating Activities	$ 5,456	$ 1,667	$ 778	$ 1,446
Changes in Assets and Liabilities	186	144	(93)	(85)
Discretionary Cash Flow	5,642	1,811	685	1,361
Cash Paid for Capital Expenditures for Drilling, Completion, and Other Fixed Asset Additions	(1,700)	(723)	(576)	(789)
Investment in Equity Method Investments	-	-	-	(9)
Free Cash Flow	$ 3,942	$ 1,088	$ 109	$ 563

Financial Highlights

$ IN MILLIONS, EXCEPT PER SHARE DATA	2022	2021	2020	2019
Revenues	$ 9,051	$ 3,449	$ 1,466	$ 2,066
Operating Expenses	3,841	1,883	1,170	1,190
Income from Operations	5,209	1,564	296	956
Net Income	4,065	1,158	201	681
Cash Provided by Operating Activities	$ 5,456	$ 1,667	$ 778	$ 1,446
Cash Flow from Investing Activities	(1,674)	313	(584)	(543)
Cash Flow from Financing Activities	(4,145)	(1,086)	(256)	(690)
Discretionary Cash Flow	5,642	1,811	685	1,361
Free Cash Flow	3,942	1,088	109	563
Total Assets	$ 20,154	$ 19,900	$ 4,524	$ 4,487
Debt (principal)	2,075	2,949	1,137	1,224
Stockholders' Equity	12,659	11,738	2,216	2,152

Comparison of 5-Year Cumulative Total Return*



*Chart indexed to illustrative example of $100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
 Fiscal year ending December 31.
 Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.
 Copyright© 2023 S&P Dow Jones Indices LLC, a division of S&P Global. All rights reserved.

Dear Fellow Shareholders,

After completing our first full year as Coterra, I am pleased to report that we have hit our stride. We had an outstanding 2022, surpassing all expectations for cash flow, free cash flow, and production.

Our teams are fully integrated, engaged in idea sharing, and focused on value creation. Our results demonstrated the power of our assets and revenue diversity, resiliency, and the technical advantages that come from blending problem solvers from different operating arenas. Coterra is the first of a new breed, as we are demonstrating each and every day.

Coterra benefits from having assets with a low cost of supply, broad commodity and geographic diversity, and an organization focused on operational excellence with a commitment to be the very best. We operate in a cyclic commodity price environment in which cycles can be unpredictable and severe. Flexibility is the coin of the realm. With our fortress balance sheet, asset quality, and organizational capability, we can quickly adapt to changing conditions. Although we are not insulated from the effects of market swings, we have the intrinsic ability to adapt in a manner that few can replicate.

As we look ahead, we have strategic priorities that guide us. First, we are committed to consistent, profitable growth. We will invest through the cycles in a manner that positions us to consistently earn well above our cost of capital. This can be challenging in a cyclic commodity business, but our experience and solid track record differentiate Coterra. Second, we will be on the lookout for opportunities to high-grade our asset portfolio, either through new exploration and development or through accretive acquisitions and divestitures. Third, we will remain fiscally conservative. We stress test all of our investments at downside commodity prices, and we will maintain low debt leverage. Finally, our highly technical organization will continue to evolve, driven by our culture of value creation, economic decision analysis, scientific rigor, and open and healthy debate. Our experience tells us that if we get these four things right (consistent profitable growth, opportunistic expansions, fortress balance sheet, culture of value and innovation), then our shareholders will prosper through the cycles.

In our most recent earnings release, we announced a 33% increase in our base dividend and a $2 Billion share repurchase authorization. Together, these are outcomes of our decision to pivot our capital return priorities from variable dividends to share buybacks. Our commitment to growing our base dividend is foundational, and the significant increase signals long-term confidence in our business. Our decision to prioritize buybacks over a variable dividend is consistent with our strategic goal of growing per-share metrics over time. We will seek to repurchase our shares when we see accretive opportunities for our shareholders. We remain committed to returning value to our owners. Coterra management has always maintained a long-term vision when it comes to managing the business. This includes decisions to drill new wells, lease new land, acquire and divest assets, take on debt, and hire new talent. One of the many benefits of a solid balance sheet, low cost of supply, and an adaptive organization is that we are able to manage the business while focusing on long-term value creation.

2022 heralded some remarkable changes in the macro economic environment. Commodity prices increased dramatically, and then fell back. Inflation in the oil and gas exploration and production (E&P) sector ran rampant. The world was reminded that oil and natural gas are essential elements of the world's economies and will not be supplanted anytime soon. Finally, environmental, social, and governance (ESG) investing came under challenge from multiple fronts. I would like to address each of these changes separately.

Commodity price swings and service cost swings are a part of our business. Coterra worked hard to preserve our flexibility by negotiating a mix of annual service commitments and ongoing quarterly service commitments, which was possible due in part to the strong long-term relationships we have with our vendor partners. We enter 2023 with flexibility in our capital plan where we can select off-ramps, release equipment, and reduce capital spending if the need should arise. Alternatively, we have the flexibility to reallocate capital between our oil and natural gas assets.

Reviewing the trajectory of global hydrocarbon supply and demand quickly leads to the conclusion that the world will need oil and natural gas for a very long time. The United States oil and natural gas industry has provided our country with tremendous advantages in low-cost energy, geopolitical energy security, and the ability to produce oil and gas with one of the lowest carbon footprints in the world. Political pressure to abandon hydrocarbons within the next 10 or 15 years is both unwise and contrary to U.S. interests. Policies that discourage supply will inevitably lead to increased prices and harm those least able to afford it. From a global energy perspective, the United States is in the energy catbird seat. We should not squander this global advantage.

We understand the challenge of global climate change. We, as scientists, are confident that the solution will be found in emerging technologies and through free market forces. We are excited by many of the rapid developments in carbon capture, nuclear technology, and geothermal energy, among others. Energy and climate solutions will come from the power of free markets unleashed. Coterra is ready to do our part for the long-term solution to our energy needs.

The ESG movement has helped E&P companies to adopt a laser focus on our respective environmental footprints and safety practices. Coterra has made remarkable progress in reducing emissions. We are top tier and getting better. At Coterra, reducing our environmental footprint is a top engineering challenge. Coterra's commitment to environmental excellence and safety will not waver.

In closing, I want to thank our amazing employees for their energy, creativity, hard work, and dedication to our mission. I would also like to thank our talented and demanding Board of Directors for their stewardship, oversight, and wisdom. Also, Dan Dinges retired at the end of the year as Executive Chairman of Coterra after almost 22 years with the company. Dan's success in creating value at the helm of Cabot is without parallel in the shale era, and his fingerprints will be all over the future success of Coterra. On behalf of our Board of Directors and the entire Coterra organization, I want to express our gratitude to Dan for the legacy he leaves.

We have a long future road ahead of us that is paved with unforeseen obstacles, successes, and challenges. We appreciate you, our owners, for joining us on this journey. We promise to be good stewards of your precious capital and to grow it over time. We never forget that we work for you.



Thomas E. Jorden
Chief Executive Officer & President



2022 Highlights

Production
634 MBoed

Cash Flow from Operations
$5.5BN

Free Cash Flow
$3.9BN

Declared Dividends
$2.0BN

Buybacks
$1.3BN

Debt Reduction
$0.9BN





Committed to
OPERATIONAL BEST PRACTICES, SAFETY, AND INNOVATION.

Coterra's portfolio offers scale, capital optionality, and low break-evens. Our deep, high-quality inventory reaches from Texas to Pennsylvania across a 670,000-net-acre footprint. As a low-cost producer, our assets are expected to remain resilient across various commodity price scenarios. Through optimization of operations, leveraging of innovation, and focus on safety, we strive to maximize capital efficiency, which will continue to drive returns for our shareholders.

Coterra realizes that constant assessment and continued improvement lead to innovation, which has been a core tenet of this industry for decades. The Company continues to invest in the latest technologies and in its people, providing the team with the tools they need to make the organization best in class. It is how we discover new and better ways to operate.

Committed to **FLEXIBILITY.**

Coterra's multi-basin portfolio provides commodity diversification and capital allocation optionality. We are a low-cost operator in top-tier acreage positions with deep inventory.



Permian Basin

The Permian Basin is one of the oldest oil and gas producing basins in the United States. Our core acreage position includes 307,000 net acres with multi-zone development opportunities in the Delaware Basin region, spanning west Texas and southeast New Mexico. We have optimized operations by reducing costs with larger projects, longer laterals, and electrification for improved capital efficiency.

Acreage
307,000

Target Zones
Wolfcamp, Bone Spring

Key Sustainability Practices
- Electric horsepower for compression and other operations
- On-demand pipeline system for recycling water
- Lowering emissions by reducing flaring activity



Marcellus Shale

The Marcellus Shale is one of the most prolific dry natural gas basins in the country. Our core acreage position includes 183,000 net acres in the dry gas window of the Appalachian Basin, concentrated in Susquehanna County of northeast Pennsylvania. Our new upper Marcellus development is performing favorably alongside the premier lower Marcellus development.

Acreage
183,000

Target Zones
Lower and Upper Marcellus

Key Sustainability Practices
- Field site reclamation
- Recycling nearly 100% of produced water



Anadarko Basin

Since the first oil discovery in 1892, the Mid-Continent oil and gas region has produced more oil than any other area in the United States. Our core acreage position includes 182,000 net acres, with activity currently focused on the Woodford Shale in Western Oklahoma. This increasingly important basin is located near industrial and LNG export demand and expected to dominate natural gas demand growth.

Acreage
182,000

Target Zones
Woodford Shale

Key Sustainability Practices
- Utilizing electric drilling rigs
- Introducing tankless facilities



4Q22 Production by Stream

12%

14%

73%

■ Natural Gas ■ Oil ■ NGL



4Q22 Sales Revenue by Stream

9%

32%

59%

■ Natural Gas ■ Oil ■ NGL



4Q22 Production by Region

9%

34%

57%

■ Marcellus ■ Permian ■ Anadarko

Committed to
FINANCIAL DISCIPLINE.

Coterra's financial strategy is to maintain a strong balance sheet, allowing the Company to invest through cycles in its low-cost high-return projects, all while maintaining a robust shareholder return effort. Our three operating regions—Permian Basin, Marcellus Shale, and Anadarko Basin—offer diversity in geography, as well as commodity and revenue streams, keeping cash flow strong and stable through commodity price cycles.

Dividends

During 2022, we declared $0.60/share of base dividends, supplemented with $1.89/share of variable dividends. We recently announced a 33% increase in our annual base dividend to $0.80/share.

Buybacks

During 2022, we completed our initial $1.25 billion buyback program, which retired 6% of the shares outstanding. We recently announced a second buyback program totaling $2.0 billion.

Debt Reduction

During 2022, we retired $874 million of debt, ending the year with $2.1 billion outstanding and 0.2x net debt/TTM EBITDAX. We remain committed to maintaining an industry-leading balance sheet.





Methane Emissions Intensity

Methane Emissions (MT CH_4) /
Gross Methane Produced (MT CH_4)



.168%

-81%

.071%

.038%   .038%

.030 –
.033%

'19   '20   '21   '22   '23 Target

Greenhouse Gas Emissions Intensity

GHG Emissions (MT CO_2e) /
Gross Production (MBoe)



9.59

-49%

6.47

5.48   5.45

4.69 –
5.15

'19   '20   '21   '22   '23 Target

Flare Intensity

Flared Natural Gas (Mcf) /
Gross Natural Gas Production (Mcf)



.471%

-78%

.228%

.141%   .109%

.101 –
.110%

'19   '20   '21   '22   '23 Target

Note: Figures listed above include only Scope 1 Subpart W reportable emissions. Results represent combined emissions profiles for 2019 to 2021. 2019 to 2023 reductions calculated at midpoint of 2023 targets.

2022 results are preliminary.

Committed to **SUSTAINABILITY.**

Coterra is committed to responsible and transparent environmental, social, and governance practices, which are ingrained throughout our organization. We believe responsible development of oil and natural gas, through technology and innovation, is critical for a sustainable future.

Climate

Coterra is committed to managing the transition and physical risks related to climate change. Mitigating risk includes emissions reduction initiatives that are powered by the electrification of our operations and infrastructure. E-compression, e-frac, and e-drilling collectively lower our carbon dioxide emissions. At the same time, we reduce methane emissions with tankless facility designs, which can be built at a competitive cost to conventional facilities. It makes a significant difference: A recent study showed approximately 96% less measured methane emissions over a 7-month period at a tankless facility versus a conventional facility.

Environmental Health & Safety

As water is an essential component in our operations, we are committed to responsible water management, particularly with regard to the risk of water scarcity. Coterra focuses on efficient and responsible water management across the operations cycle, striving to protect the water supply in communities where we operate. In 2021, 0% of our water was withdrawn from high/extremely high water-scarcity risk regions, according to the World Resource Institute's (WRI) Water Risk Atlas tool, Aqueduct.

Community Relations

We are committed to building prosperity and safeguarding the neighbors and the environment in the communities in which we operate. To accomplish this, we use input from our employees who live locally within our operation areas, as well as other local stakeholders and organizations. When we enter a new area or change our operations significantly, we meet with the community to share a timeline and key attributes of our operations, while listening to community ideas and concerns.



Committed to
TOMORROW.

Coterra embraces progress with a heavy emphasis on innovation, technology, and data analysis. It's how we discover new and better ways to operate. To lead our industry. To reward our shareholders. To benefit our communities. To protect our environment. And to continue producing dispatchable energy that is critical to facilitating modern life.

Corporate Information

BOARD OF DIRECTORS

Thomas E. Jorden
Chairman, Chief Executive Officer and President

Robert S. Boswell [1, 4]
Lead Director

Dorothy M. Ables [1*, 3]

Amanda M. Brock [2, 4]

Dan O. Dinges

Paul N. Eckley [2*, 3]

Hans Helmerich [2, 4]

Lisa A. Stewart [1, 4*]

Frances M. Vallejo [1, 3*]

Marcus A. Watts [2, 3*]

Board Committee Membership:
[1]Audit Committee
[2]Compensation Committee
[3]Governance and Social Responsibility Committee
[4]Environment, Health & Safety Committee
[*]Committee Chair

EXECUTIVE OFFICERS

Thomas E. Jorden
Chairman, Chief Executive Officer and President

Scott C. Schroeder
Executive Vice President and Chief Financial Officer

Stephen P. Bell
Executive Vice President – Business Development

Christopher H. Clason
Senior Vice President and Chief Human Resources Officer

Blake A. Sirgo
Senior Vice President – Operations

Michael D. DeShazer
Vice President of Business Units

Gary J. Hlavinka
Vice President – Marcellus Business Unit

Todd M. Roemer
Vice President and Chief Accounting Officer

Kevin W. Smith
Vice President – Chief Technology Officer

Adam M. Vela
Vice President – General Counsel and Assistant Secretary

CORPORATE OFFICERS

Jeffrey W. Hutton
Senior Vice President – Marketing

Charles E. Dyson
Vice President – Information Services

Stephen A. Flaherty
Vice President – Government & External Affairs

Daniel D. Guffey
Vice President – Financial Planning and Investor Relations

Philip G. Johnson
Vice President – Production

Darrell T. Kelly
Vice President – Environmental, Health & Safety

Matthew P. Kerin
Vice President – Finance and Treasurer

Francis B. Barron
Senior Counsel and Assistant Secretary

Marcus G. Bolinder
Assistant General Counsel and Corporate Secretary

CORPORATE HEADQUARTERS

Coterra Energy Inc.
Three Memorial City Plaza
840 Gessner Road, Suite 1400
Houston, Texas 77024
281.589.4600
www.coterra.com

ANNUAL MEETING

The Annual Meeting for Coterra Energy Inc. shareholders is currently planned for Thursday, May 4, 2023.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
1000 Louisiana Street, Suite 5800
Houston, Texas 77002

INDEPENDENT RESERVE ENGINEERS

DeGoyler and MacNaughton
Worldwide Petroleum Consulting
5001 Spring Valley Road, Suite 800 East
Dallas, Texas 75244

INVESTOR RELATIONS

Additional copies of the Form 10-K are available without charge; please contact:

Coterra Energy Inc.
Attn: Investor Relations
281.589.4600
IR@coterra.com
www.coterra.com

TRANSFER AGENT

Equiniti Trust Company
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120
800.468.9716
www.shareowneronline.com

General Inquiries:
EQ Shareowner Services
P.O. Box 64874
St. Paul, Minnesota 55164
800.468.9716

Certified/Overnight Mail:
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120

Telephone Number for Foreign Shareholders:
651.450.4064

STOCK EXCHANGE

Coterra Energy Inc. common stock trades on the New York Stock Exchange under the symbol CTRA.



COTERRA

coterra.com